ADS IN MOTION, INC.
4139 Corral Canyon
Bonita, CA 91902

October 13, 2009

Larry Spirgel
Assistant Director
Securities & Exchange Commission
Washington D C 20549

RE: Form 10-K for Fiscal Year ended May 31, 2009
    File No. 000-53460

Dear Mr. Spirgel,

In response to your letter of September 30, 2009, paragraph number 1:

Although our Company's Disclosure Controls and Procedures do not meet the standards of the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the Company is of the opinion that its present Disclosure Controls and Procedures are sufficient to provide reasonable assusrance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

INSUFFICIENT RESOURCES The Company has only one operating officer who serves as both CEO and CFO. The Company had only a small number of transactions during the year ended May 31, 2009. The Company believes that due to the small number of transactions this material weakness did not impact the effectiveness of the Disclosure Controls and Procedures.

INADEQUATE SEGREGATION OF DUTIES The Company has only one operating officer as CEO and CFO. Due to the small number of transactions the Board is able to monitor these transactions and the Company does not believe this material weakness impacted the effectiveness of the Disclosure Controls and Procedures.

LACK OF AUDIT COMMITTEE AND OUTSIDE DIRECTORS ON THE COMPANY'S BOARD OF DIRECTORS The Company employs an outside accountant to prepare the Company's financial statements for audit and review. One of the Company's directors is a tax preparer with H&R Block and is an enrolled agent to practice before the IRS. He is familiar with accounting practices. The Company believes that the weakness of a lack of audit committee does not impact the effectiveness of the Disclosure Controls and Procedures.

The Company will disclose relevant parts of the above in future filings.

The Company acknowledges that:

     * The company is responsible for the adequacy and accuracy of the disclosure in the filings

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings

     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States

If you need additional information please advise.

Sincerely,

ADS IN MOTION, INC.


/s/ Edward Myers III, CFO
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